UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ThredUp Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

88556E102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88556E102

1.	Name of Reporting Person Fifth Street Station LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

1.	Name of Reporting Person Palouse Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Washington State

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 88556E102

1.	Name of Reporting Person Palouse Investment LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 88556E102

This Amendment No. 1 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by the Reporting Persons (as defined in Item 2(a) below) on February 14, 2022 with the Securities and Exchange Commission (the “SEC”). This Amendment amends the Statement as set forth herein and reports that the Reporting Persons listed hereinbelow have ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

Item 1(a)	Name of Issuer. ThredUp Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 969 Broadway, Suite 200 Oakland, CA 94607
Item 2(a)	Name of Person Filing.
Fifth Street Station LLC (“Fifth Street”) Palouse Investment Management Inc. (“PIMI”) Palouse Investment LLC (“Palouse LLC” and, together with Fifth Street and PIMI, the “Reporting Persons”)
Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is:
505 Fifth Avenue South Suite 900 Seattle, WA 98104

Item 2(c)	Citizenship.
Fifth Street: Delaware PIMI: Washington State Palouse LLC Delaware
Item 2(d)	Title of Class of Securities. Class A Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number. 88556E102

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

CUSIP No. 88556E102

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:______________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of December 31, 2022, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Issuer’s securities.

b.	Percent of Class:

As of December 31, 2022, the Reporting Persons directly or indirectly beneficially owned 0.0%, in the aggregate, of the Issuer’s outstanding Class A Common Stock, calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended, and based on an aggregate total of 69,960,710 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 14, 2022.

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

As of December 31, 2022:

Fifth Street	0
PIMI	0
Palouse LLC	0

CUSIP No. 88556E102

ii.	Shared power to vote or to direct the vote:

As of December 31, 2022:

Fifth Street	0
PIMI	0
Palouse LLC	0

iii.	Sole power to dispose or to direct the disposition of:

As of December 31, 2022:

Fifth Street	0
PIMI	0
Palouse LLC	0

iv.	Shared power to dispose or to direct the disposition of:

As of December 31, 2022:

Fifth Street	0
PIMI	0
Palouse LLC	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

CUSIP No. 88556E102

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 88556E102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIFTH STREET STATION LLC			PALOUSE INVESTMENT MANAGEMENT INC.

By:	Cercano Management LLC		By:	Cercano Management LLC
Its:	Investment Manager		Its:	Investment Manager

	By:	/s/ Christopher N. Orndorff		By:	/s/ Christopher N. Orndorff
		Christopher N. Orndorff, President			Christopher N. Orndorff, President

Date: February 13, 2023			Date: February 13, 2023
PALOUSE INVESTMENT LLC

			By:	Cercano Management LLC
			Its:	Investment Manager

By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff, President

Date: February 13, 2023